
UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

*Via U.S. Mail and Facsimile*

Mail Stop 4631

September 25, 2009

Valerie A. Garman
President
Garman Cabinet & Millwork, Inc.
137 Cross Center Road, Suite 318
Denver, North Carolina  28037

**Re:    Garman Cabinet & Millwork, Inc.**
**Amendment No. 1 to Form S-1**
**Filed September 1, 2009**
**File No. 333-157399**

Dear Ms. Garman:

We have reviewed your letter dated August 26, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Security Holders, page 8

1.    We note your response to comment 17 in our letter dated March 19, 2009, particularly your representation that Greentree is neither a broker-dealer nor an affiliate of a broker-dealer.  Since Greentree holds neither of these statuses, absent other facts that demonstrate Greentree is acting as an underwriter, we do not require you to positively identify Greentree as an underwriter.

Description of Business, page 10

2.       We note your response to comment 27 in our letter dated March 19, 2009.  Your response
         does not explain the basis for your belief that the "commercial construction market
         continues to gain strength and isn't expected to slowdown anytime soon."  Please tell us
         your basis for this statement.  In doing so, please address current economic conditions in
         the markets in which you do business or hope to do business.

Description of Property, page 11

3.       We note your response to comment 28 in our letter dated March 19, 2009.  Please tell us
         why you provide housing to certain of your employees.  Please clarify whether this
         practice is typical in your industry.

Liquidity and Capital Resources, page 12

4.       We have read your response to prior comment 36 from our letter dated February 19,
         2009.  You state on page 14 there are no debt covenants in the debt agreement for your
         debt under your bank line of credit payable.  However, on page 7 you state you were in
         compliance with significant covenants related to your loan agreements.  Please revise
         your filing to clarify whether you have financial covenants.  If so, please revise your
         filing to discuss material financial covenants and your compliance with these covenants
         for each period presented.  If you were not in compliance with your debt covenants or
         have knowledge that you will not be in compliance in future periods, please disclose the
         consequences that you will be subject to, regardless of your ability or intent to receive a
         waiver from the lender.  Please refer to Section 501.03 of the Financial Reporting
         Codification for guidance.

Prepaid Expense Asset, page 13

5.       Please revise your filing to clarify your prepaid expense asset was zero as of September
         30, 2008, rather than September 30, 2009.

Critical Accounting Policies and Estimates, page 14

6.       We have read your response to prior comment 37 from our letter dated February 19,
         2009.  Your revised disclosure does not provide a critical accounting policy for revenue,
         allowance for doubtful accounts, reserves for income taxes and litigation.  Please revise
         your filing to expand your critical accounting estimates section to include a discussion of
         the material assumptions you made in arriving at each critical estimate. Your revised
         disclosure should address the standard length of time it takes for installation of the
         architectural woodwork before you recognize revenue.  Please also include your critical
         accounting policy for accounts receivable that discusses your collection policy.  In this
         regard, we note you did not have a receivable balance as of December 31, 2008 or as of

June 30, 2009. You state on page 10 that you depend on timely payments from your existing customers and a default in payment from your customers would result in an unfavorable expense for you.  Refer to the Commission's guidance concerning critical accounting estimates, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

Executive Compensation, page 16

7.     We note your response to comment 40 in our letter dated March 19, 2009.  Your disclosure on page 35, in Part II of the registration statement about the shares issued to Mr. Garman and Ms. Garman appears to be inconsistent with your response.  Please revise the registration statement accordingly.

Certain Relationships and Related Transactions, page 17

8.     We note your response to comment 41 in our letter dated March 19, 2009. Please revise to attach the exhibits.

9.     We note your response to comment 43 in our letter dated March 19, 2009.  We reissue this comment in part.  We note your reference on page 14 of the "Management's Discussion and Analysis" disclosure, in the "Off-Balance Sheet Arrangements" section, the provision of personal guarantees by your management to our various lenders.  Please tell us why you have not included these transactions in your "Related Transactions" disclosure.  Please see Item 404(d) of Regulation S-K.

Balance Sheets, page 27

10.    We note you had sales of $1.1 million and $245k for the year ended December 31, 2008 and six months ended June 30, 2009.  We note from the face of your balance sheet that you didn't have an accounts receivable balance as of December 31, 2008 and June 30, 2009.  Given the absence of an accounts receivable balance it would appear that you fully collected your net sales at the end of each reporting period.  Please confirm to us whether this is a true statement.  If you did not fully collect your net sales at each reporting period please tell us where on the balance sheet you recorded the receivable balance and confirm to us whether you are using the accrual method of accounting.

Part II

Signatures, page 33

11.    We note your response to comment 50 in our letter dated September 2, 2009.  We reissue this comment in part.  Please revise the signature page to use the language pursuant to Form S-1 instructions, including:

•       In the first signature section:

> ➢ Add "thereunto duly authorized" prior to "in the City of."

Legal Opinion, Exhibit 5.1

12. We note your response to comment 52 in our letter dated September 2, 2009. We further note disclosure that your counsel is admitted to practice in Massachusetts and has assumed that the corporate laws of the state of North Carolina are identical in all material respects to the corporate laws of the state of Massachusetts. With these qualifications, counsel's opinion does not comply with Item 605(b)(5) of Regulation S-K, which requires an opinion without any foreign law qualification. Please either remove the qualifications or retain local counsel who can provide an opinion under North Carolina law.

Exhibit 23.1

13. The independent registered public accounting firm must consent also to being named as an expert in the registration statement. See Rule 436 of Regulation C under the Securities Act, and revise.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracey McKoy, staff accountant, at (202) 551-3772 or Al Pavot, senior accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters.  Please contact Sherry Haywood, staff attorney, at (202) 551-3345 or Dietrich King, staff attorney, at (202) 551-3338 with any other questions.

Sincerely,


Pamela Long
Assistant Director


cc:    Jared Febbroriello (via facsimile 888/608-5705)
       JPF Securities Law, LLC.
       19720 Jetton Road, Suite 300
       Cornelius, NC  28031